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                     SECURITIES AND EXCHANGE COMMISSION

                            Washington, DC 20549

                                SCHEDULE 13D

       under the Securities Exchange Act of 1934 (Amendment No. ____)


                          Metro Global Media, Inc.
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                              (Name of Issuer)


                  Common Stock, par value $.0001 per share
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                       (Title and Class of Securities)


                                  591917109
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                               (CUSIP Number)

             Vernon N. Douglas, Jr., 8 Cherrydale, Knapton Hill,
                   Smith's Parish, Bermuda (441) 293-2962
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         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)


                                 May 8, 1997
       ---------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box      [   ]



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CUSIP No. 591917109
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         1)      Names of Reporting Persons S.S. or I.R.S.
                 Identification Nos. of Above Persons
                       Briana Investment Group, L.P.
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         2)      Check the Appropriate Box if a Member of a
                 Group (See Instructions) n/a
                 (a) ...........................................
                 (b) ...........................................

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         3)      SEC Use Only ..................................

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         4)      Source of Funds (See Instructions) 00 See Item 3

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         5)      Check if Disclosure of Legal Proceedings is
                 Required Pursuant to Items 2(d) or (e)

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         6)      Citizenship or Place of Organization
                  a British Virgin Islands limited partnership
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 Number of       (7)      Sole Voting Power
shares Bene-                                                          1,472,913
 ficially        ---------------------------------------------------------------
Owned by         (8)      Shared Voting Power
Each Report-                                                                  0
ing Person       ---------------------------------------------------------------
   With          (9)      Sole Dispositive Power
                                                                      1,472,913
                 ---------------------------------------------------------------
                 (10)     Shared Dispositive Power
                                                                              0
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         11)     Aggregate Amount Beneficially Owned by Each R
                 Reporting Person

                      Briana Investment Group, L.P.                   1,472,913
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         12)     Check if the Aggregate Amount in Row (11) Excludes
                 Certain Shares (See Instructions)
--------------------------------------------------------------------------------
         13)     Percent of Class Represented by Amount in
                 Row (11) Briana Investment Group, L.P.                  41.66%
--------------------------------------------------------------------------------
         14)     Type of Reporting Person
                 Briana Investment Group, L.P.                               PN

CUSIP No. 591917109
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         1)      Names of Reporting Persons S.S. or I.R.S.
                 Identification Nos. of Above Persons
                       Windbridge Holdings, Ltd.
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         2)      Check the Appropriate Box if a Member of a
                 Group (See Instructions) n/a  .................
                 (a) ...........................................
                 (b) ...........................................

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         3)      SEC Use Only

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         4)      Source of Funds (See Instructions) 00 See Item 3

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         5)      Check if Disclosure of Legal Proceedings is
                 Required Pursuant to Items 2(d) or (e)

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         6)      Citizenship or Place of Organization
                a British Virgin Islands corporation
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 Number of       (7)      Sole Voting Power
shares Bene-                                                          1,472,913
 ficially        ---------------------------------------------------------------
Owned by         (8)      Shared Voting Power
Each Report-                                                                  0
ing Person       ---------------------------------------------------------------
   With          (9)      Sole Dispositive Power
                                                                      1,472,913
                 ---------------------------------------------------------------
                 (10)     Shared Dispositive Power
                                                                              0
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         11)     Aggregate Amount Beneficially Owned by Each
                 Reporting Person
                         Windbridge Holdings, Ltd.                    1,472,913
--------------------------------------------------------------------------------
         12)     Check if the Aggregate Amount in Row (11) Excludes
                 Certain Shares (See Instructions)
--------------------------------------------------------------------------------
         13)     Percent of Class Represented by Amount in
                 Row (11)  Windbridge Holdings, Ltd.                     41.66%
--------------------------------------------------------------------------------
         14)     Type of Reporting Person
                 Windbridge Holdings, Ltd.                                   CO





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CUSIP No. 591917109
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         1)      Names of Reporting Persons S.S. or I.R.S.
                 Identification Nos. of Above Persons
                       Vernon N. Douglas Jr.
--------------------------------------------------------------------------------
         2)      Check the Appropriate Box if a Member of a
                 Group (See Instructions) n/a
                 (a) ...........................................
                 (b) ...........................................

--------------------------------------------------------------------------------
         3)      SEC Use Only

--------------------------------------------------------------------------------
         4)      Source of Funds (See Instructions) 00 See Item 3

--------------------------------------------------------------------------------
         5)      Check if Disclosure of Legal Proceedings is
                 Required Pursuant to Items 2(d) or (e)

--------------------------------------------------------------------------------
         6)      Citizenship or Place of Organization
                  a Bermuda citizen
--------------------------------------------------------------------------------
 Number of       (7)      Sole Voting Power
shares Bene-                                                          1,472,913
 ficially        ---------------------------------------------------------------
Owned by         (8)      Shared Voting Power
Each Report-                                                                  0
ing Person       ---------------------------------------------------------------
   With          (9)      Sole Dispositive Power
                                                                      1,472,913
                 ---------------------------------------------------------------
                 (10)     Shared Dispositive Power
                                                                              0
--------------------------------------------------------------------------------
         11)     Aggregate Amount Beneficially Owned by Each
                 Reporting Person
                                  Vernon N. Douglas, Jr.              1,472,913
--------------------------------------------------------------------------------
         12)     Check if the Aggregate Amount in Row (11) Excludes
                 Certain Shares (See Instructions)
--------------------------------------------------------------------------------
         13)     Percent of Class Represented by Amount in
                 Row (11)   Vernon N. Douglas, Jr.                       41.66%
--------------------------------------------------------------------------------
         14)     Type of Reporting Person
                 Vernon N. Douglas, Jr.                                      IN





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Item 1.  Security and Issuer

         This statement relates to the Common Stock, par value $.0001, of Metro Global Media, Inc., a Delaware corporation. The address of the Issuer's principal executive office is 1060 Park Avenue, Cranston, RI 02910.

Item 2.  Identity and Background

(a) - (c) Briana Investment Group, L.P., a British Virgin Islands limited partnership
          Bison Court
          Road Town
          Tortola
          British Virgin Islands

          Windbridge Holdings, Ltd., a British Virgin Islands corporation and sole general partner of Briana
          Investment Group, L.P.
          Bison Court
          Road Town
          Tortola
          British Virgin Islands

          Vernon N. Douglas, Jr.
          sole director and shareholder of Windbridge Holdings, Ltd.
          8 Cherrydale
          Knapton Hill
          Smith's Parish, Bermuda FLO8

(d) Neither Briana Investment Group, L.P., Windbridge Holdings, Ltd. nor Vernon N. Douglas, Jr. have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither Briana Investment Group, L.P., Windbridge Holdings, Ltd. nor Vernon N. Douglas, Jr. have, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.





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(f)        Vernon N. Douglas, Jr. is a citizen of Bermuda.

Item 3.    Source and Amount of Funds or Other Consideration.

           See Item 5(c).

Item 4.    Purpose of Transaction

           Briana Investment Group, Inc. acquired shares of the Issuer for investment purposes. The purchaser does not have any plans or proposals to acquire any additional shares of the issuer; to effect an extraordinary corporate transaction such as a merger, reorganization or liquidation of the Issuer or any of its subsidiaries; to effect a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; to effect any change in the present board of directors or management of the Issuer; to effect any material change in the capitalization or dividend policy of the Issuer; to effect any other material change in the Issuer's business or corporate structure; to effect any change in the Issuer's charter or bylaws; to cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; or to effect any action similar thereto.

Item 5.    Interest in Securities of the Issuer

     (a) Briana Investment Group, L.P., the record and beneficial owner of 1,472,913 shares of Common Stock of the Issuer, representing 41.66% of the shares of the Issuer's Common Stock issued and outstanding at March 31, 1997.

           Windbridge Holdings, Ltd. and Vernon N. Douglas, Jr. are beneficial owners of the 1,472,913 shares of Common Stock of the Issuer beneficially owned by Briana Investment Group, Ltd.

     (b) With respect to the shares held of record by Briana Investment Group, L.P. Vernon N. Douglas, Jr. has the sole power to vote, or to direct the vote, and the sole power to dispose, or direct the disposition.

     (c) Effective May 8, 1997, Briana Investment Group, L.P. acquired 730,863 shares of Common Stock of Metro





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           Global Media, Inc. from Capital Video Corporation in consideration of a promissory note of Briana Investment Group, L.P. in the principal amount of $841,492, representing a purchase price of $1.15 per share. The Note is secured by a pledge of the purchased stock as well as the guaranty of the limited partner of the purchaser. Effective May 8, 1997, Briana Investment Group, L.P. acquired 742,050 shares of Common Stock of Metro Global Media, Inc. from Zeon Corporation is consideration of a promissory note of Briana Investment Group, L.P. in the principal amount of $853,358, representing a purchase price of $1.15 per share. The Note is secured by a pledge of the purchased shares as well as the guaranty of the limited partner of the purchaser.

     (d)   not applicable

     (e)   not applicable

Item 6. Contracts, Arrangements, Understanding, or Relationships with Respect to Securities of the Issuer.

           Concurrent with the acquisition of shares of the Issuer by Briana Investment Group, L.P., Briana Investment Group, L.P. entered into Registration Rights Agreement with the Issuer, a copy of which is filed herewith as an exhibit.

Item 7.    Material to be Filed as Exhibits

     1. Promissory Note of Briana Investment Group, Ltd. to Capital Video Corporation dated May 8, 1997.

     2. Pledge Agreement between Briana Investment Group, Ltd. and Capital Video Corporation dated May 8, 1997.

     3. Promissory Note of Briana Investment Group, L.P. to Zeon Corporation dated May 8, 1997.

     4. Pledge Agreement between Briana Investment Group, L.P. and Zeon Corporation dated May 8, 1997.

     5. Registration Rights Agreement between Briana Investment Group, L.P. and Metro Global Media, Inc. dated May 8, 1997.





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     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

May   , 1997
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Date


Briana Investment Group, L.P., by: Windbridge Holdings, Ltd.,
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its general partner by:  /s/ Vernon N. Douglas, Jr. Director
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Signature
Vernon N. Douglas, Jr., Director
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Name/Title



Windbridge Holdings, Ltd., by: /s/ Vernon N. Douglas, Jr.,
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Director
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Signature
Vernon N. Douglas, Jr., Director
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Name/Title


/s/ Vernon N. Douglas, Jr.
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Signature
Vernon N. Douglas, Jr.
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Name/Title